UNITED STATES ANTIMONY CORP

September 15, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Washington, D.C. 20549

Re:
United States Antimony Corp (the "Company")
Registration Statement on Form S-3
File No. 333-248423

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 8:00am on Friday, September 18, 2020, or as soon thereafter as is practicable.

Very truly yours, United States Antimony Corp

Date	By:	/s/ Alicia Hill
Name: Alicia Hill
Title: Controller